Filed by Launch Two Acquisition Corp.
pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934

Subject Company: Launch Two Acquisition Corp.
Commission File No.: 001-42306

As previously disclosed, on June 25, 2026, Launch Two Acquisition Corp., a Cayman Islands exempted company (“Launch Two”), entered into a Business Combination Agreement (the “Business Combination Agreement”) with NuCube Energy, Inc., a Delaware corporation (“NuCube”).

On July 30, 2026, NuCube issued the below press release and NuCube and its Chief Executive Officer, Cristian Rabiti, made the below communications on their LinkedIn accounts.

NuCube Energy and Alaska Fund Launch NuAlaska to Bring Advanced Nuclear Energy to Alaska

Alaska-led effort aims to solve remote power challenges and gives Alaskans a new way to participate in the state’s energy future

ANCHORAGE, Alaska and IDAHO FALLS, Idaho — July 30, 2026 — NuCube Energy, Inc. (“NuCube”) and Alaska Fund today publicly announced an MOU for the creation of NuAlaska, a joint initiative formed to advance deployment of nuclear energy projects in Alaska. The effort brings together NuCube’s NuSun-1 reactor with Alaska Fund’s financing mission to support energy projects designed for Alaska’s unique needs.

NuAlaska will support the development, ownership and operation of turnkey nuclear energy projects in Alaska, with a focus on applications where reliable electricity and heat are difficult and expensive to provide today. NuAlaska is focused on addressing one of the state’s defining infrastructure challenges: delivering dependable power to remote communities, industrial sites and other locations where fuel logistics, weather and isolation can drive up cost and complexity. NuCube believes that Alaska is a strong fit for NuCube’s micro-modular reactor technology because the design is intended to provide electricity and heat for remote applications without refueling for up to 25 years.

“Alaska is one of the places in America where advanced nuclear can make the biggest impact because the need for reliable remote power is real and it is urgent,” said Cristian Rabiti, co-founder and CEO of NuCube Energy. “NuAlaska brings together the technology, the local relationships and the long-term commitment needed to move this opportunity forward in a way that is uniquely built for Alaska.”

The framework also creates a way for Alaskans to participate more directly in developing Alaska’s energy future. Alaska Fund will lead the effort to finance the construction, ownership and operation of NuCube’s technology. The structure is designed expressly to engage advisors and potential investors for these purposes.

“Alaska Fund was created to give Alaskans a meaningful opportunity to invest in projects that shape Alaska’s future. NuAlaska brings that mission to life by pairing breakthrough energy technology with a financing model designed to create lasting value for Alaskan communities, investors and the state as a whole,” said Matt Larkin, Founder and CEO of Alaska Fund.

NuCube and Alaska Fund will work toward a definitive joint venture structure, while evaluating additional partners where appropriate and engaging stakeholders including local communities, the U.S. Department of Energy and state and federal representatives. Alaska Fund made its first investment in NuCube during the company’s most recent financing round, reflecting its confidence in NuCube’s technology and management team.

NuAlaska’s Alaska-focused approach was also discussed during the Alaska Sustainable Energy Conference, where Matt Larkin and Cristian Rabiti briefed Alaska Gov. Mike Dunleavy on the status of the initiative and received interest and support for the effort.

“Alaska has always been a place where innovation is driven by necessity. Advanced nuclear energy has the potential to provide reliable, affordable power to communities and industries across our state, particularly in places where traditional energy solutions are costly or difficult to deliver. I am encouraged to see an Alaska-led effort working to turn that potential into reality, ” said Gov. Dunleavy.

In June 2026, NuCube announced that it has entered into a business combination agreement with Launch Two Acquisition Corp. (NASDAQ: LPBB) (“Launch Two”). Upon closing, the combined company is expected to be listed on Nasdaq or NYSE, subject to satisfaction of listing requirements and other conditions to closing the business combination.

Matt Larkin, on the left, and Dr. Cristian Rabiti, on the right, meeting Gov Dunleavy, center, during the Alaska Sustainable Energy Conference

Media Contacts

Gateway Group, Inc.

zach@gateway-grp.com

NuCube Energy

media@nucube.energy

Alaska Fund

info@alaskafund.com

About NuCube Energy

NuCube is an innovative energy technology company designing a revolutionary nuclear fission reactor capable of producing electricity via high-temperature heat. Uniquely, the company’s technology can serve both the electrical power market and the high-temperature industrial heat market. NuCube’s elegantly designed modular microreactor is exceptionally safe, simple, and economical. It is designed to produce heat up to 1,100 degrees Celsius for industrial processes. NuCube offers nuclear technology designed to replace natural gas in energy-intensive industrial applications while also providing competitive electricity in remote and distributed environments.

For more information, visit www.nucube.energy.

About Alaska Fund

Alaska Fund aims to create meaningful opportunities for Alaskans to invest in projects that strengthen the state’s economy, infrastructure and long-term future. Through initiatives such as NuAlaska, it connects private capital with transformative Alaska projects.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Launch Two and NuCube intend to file with the SEC a registration statement on Form S-4, (as amended or supplemented from time to time, the “Registration Statement”), which will include a proxy statement/prospectus relating to the proposed business combination. Investors, shareholders, and other interested persons are urged to read the Registration Statement, the proxy statement/prospectus, and all other relevant documents filed with the SEC carefully and in their entirety when they become available because they will contain important information about Launch Two, NuCube, and the Business Combination. Investors will be able to obtain free copies of these documents through the website maintained by the SEC at www.sec.gov.

This press release does not constitute an offer to sell, or a solicitation of an offer to buy, any securities, or a solicitation of any proxy, vote, consent, or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation, or sale would be unlawful. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED THE BUSINESS COMBINATION DESCRIBED HEREIN, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR ANY RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE INFORMATION IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Participants in Solicitation

NuCube and Launch Two and their respective directors, managers and executive officers may be deemed under SEC rules to be participants in the solicitation of proxies of Launch Two’s shareholders in connection with the Business Combination. Investors and security holders may obtain more detailed information regarding the names and interests of Launch Two’s directors and officers in the Business Combination in Launch Two’s filings with the SEC, including the IPO Prospectus. To the extent that holdings of Launch Two’s securities have changed from the amounts reported in the IPO Prospectus, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding the persons who may, under SEC rules, be deemed participants in the solicitation of proxies of Launch Two’s shareholders in connection with the Business Combination will be set forth in the proxy statement/prospectus on Form S-4 for the Business Combination, which will be filed by Launch Two and NuCube with the SEC. Investors, shareholders and other interested persons are urged to read the proxy statement/prospectus and other relevant documents that will be filed with the SEC carefully and in their entirety when they become available because they will contain important information about the Business Combination. Investors, shareholders and other interested persons will be able to obtain free copies of the proxy statement/prospectus and other documents containing important information about NuCube and Launch Two through the website maintained by the SEC at www.sec.gov.

No Offer or Solicitation

This Press Release and any oral statements made in connection with this Press Release does not constitute (i) a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination or (ii) an offer to sell, a solicitation of an offer to buy or a recommendation to purchase any security of NuCube, Launch Two, or Alaska Fund, any of their respective affiliates in any jurisdiction, nor shall there be any sale, issuance or transfer of any securities in any jurisdiction where, or to any person to whom, such offer, solicitation or sale may be unlawful under the laws of such jurisdiction. This Press Release does not constitute either advice or a recommendation regarding any securities. No offering of securities shall be made except by means of a prospectus meeting the requirements of the Securities Act of 1933, as amended, or an exemption therefrom. Investment in any securities described herein has not been approved or disapproved by the SEC or any other regulatory authority nor has any authority passed upon or endorsed the merits of the offering or the accuracy or adequacy of the information contained herein any representation to the contrary is a criminal offense.

Forward-Looking Statements

This Press Release contains certain forward-looking statements within the meaning of the U.S. federal securities laws with respect to the Parties and the Business Combination, including expectations, hopes, beliefs, intentions, plans, prospects, financial results or strategies regarding NuCube, Launch Two, the Combined Company, and statements regarding the anticipated benefits and timing of the completion of the Business Combination, the assets held by NuCube and by Launch Two, advanced nuclear energy, microreactor deployment, industrial power generation, AI data center energy demand and related energy infrastructure trends, the anticipated business of the Combined Company, NuCube and the markets in which they operate, planned business strategies, including, without limitation, NuCube’s plans to deploy its microreactor technologies to support industrial, manufacturing and data center energy needs, plans and use of proceeds, objectives of management for future operations of NuCube, expected operating costs of the Combined Company and its subsidiaries, the upside potential and opportunity for investors, the Combined Company and NuCube’s plan for value creation and strategic advantages, market size and growth opportunities, regulatory conditions, competitive position and the interest of other corporations in similar business strategies, technological and market trends, future financial condition and performance and expected financial impacts of the Business Combination, the satisfaction of closing conditions to the Business Combination and the level of redemptions of Launch Two’s public shareholders, and the Parties’ respective or collective expectations, intentions, strategies, assumptions, or beliefs about future events, results of operations, or performance or that do not solely relate to historical or current facts. These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “potential,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions; but the Press Release may include other forward-looking information and data that are not preceded by any of the foregoing words. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

Forward-looking statements are predictions, projections and other statements about future events or conditions that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this Press Release, including, but not limited to: the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Launch Two’s securities; the risk that the Business Combination may not be completed by Launch Two’s business combination deadline or any extension thereto; the failure by the Parties to satisfy the conditions to the consummation of the Business Combination, including the approval of Launch Two’s shareholders; the failure of the Combined Company to obtain or maintain the listing of its securities on the Nasdaq Stock Market or the New York Stock Exchange after closing of the Business Combination; costs related to the Business Combination; changes in business, market, financial, political and regulatory conditions; risks relating to NuCube’s or the Combined Company’s anticipated operations and business, including, without limitation, NuCube’s plans to design, license, commercialize and deploy its microreactor technologies, including the costs, timeline, regulatory approvals and risks associated therewith; risks related to increased competition in the industries in which the Combined Company will operate; risks that after consummation of the Business Combination, the Combined Company may experience difficulties managing its growth, expanding operations, or executing its strategies; risks relating to the licensing, regulatory approval, construction, deployment and operation of advanced nuclear reactor technologies and related energy infrastructure; the outcome of any potential legal proceedings that may be instituted against NuCube, Launch Two, or others following announcement of the Business Combination; and those risk factors discussed in documents that NuCube or Launch Two filed, or will file, with the SEC.

The foregoing list of risk factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of the (i) final prospectus of Launch Two dated as of October 7, 2024 and filed by Launch Two with the SEC on October 8, 2024 (the “IPO Prospectus”), (ii) the annual report on Form 10-K filed by Launch Two with the SEC on March 27, 2026, (iii) a registration statement on Form S-4 that Launch Two and NuCube intend to file in connection with the Business Combination, which will include a proxy statement of Launch Two, and other documents filed or to be filed by Launch Two and NuCube from time to time with the SEC. These materials do or will identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. There may be additional risks that neither Launch Two nor NuCube presently knows or that Launch Two and NuCube currently believe are immaterial that could also cause actual results to differ from those contained in the forward-looking statements.

Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and none of the Parties or any of their representatives assumes any obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. None of the Parties nor any of their representatives gives any assurance that any of Launch Two, NuCube, or the Combined Company will achieve its expectations.

NuCube LinkedIn Post Text:

We are pleased to announce that NuCube Energy has signed an MOU with Alaska Fund to form NuAlaska, an initiative to bring advanced nuclear energy Alaska.

Remote communities and industrial sites across the state often face high costs and complex logistics just to maintain reliable power. NuAlaska pairs our NuSun-1 microreactor, designed to provide electricity and heat for up to 25 years without refueling, with Alaska Fund’s mission to give Alaskans a direct way to invest in their state’s energy future.

“NuAlaska brings together the technology, the local relationships and the long-term commitment needed to move this opportunity forward in a way that is uniquely built for Alaska,” said Cristian Rabiti, co-founder and CEO of NuCube Energy.

The initiative was recently discussed at the Alaska Sustainable Energy Conference, where NuCube and Alaska Fund leadership briefed Governor Mike Dunleavy on its progress.

We look forward to working together to support communities across Alaska with innovative energy solutions.

<Link to Press Release>

Cristian Rabiti LinkedIn Post Text:

I am proud to share that NuCube Energy has signed an MOU with Alaska Fund to form NuAlaska, an initiative focused on advancing nuclear energy projects designed to meet Alaska’s unique needs.

NuAlaska will bring together stakeholders to support thoughtful collaboration and practical problem-solving as we work to help shape solutions that align with Alaska’s priorities and strengthen the state’s energy future.

We’re excited about the opportunity to support communities across Alaska with innovative energy solutions.

<Link to Press Release>